

Mail Stop 6010

August 22, 2008

VIA U.S. MAIL and FACSIMILE (416) 493-5061

Mr. Brian Clewes
Chief Financial Officer , Secretary, Treasurer and Director
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario M5j 2t7 Canada

> **RE: Carthew Bay Technologies Inc.**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed June 23, 2008**
> **File No. 000-31481**

Dear Mr. Clewes:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F as of December 31, 2007
Controls and Procedures, page 56

1.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting as set forth in Item 15T of Form 20-F.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪ The Commission's release *Amendments to Rules Regarding Management's
           Report on Internal Control Over Financial Reporting* (Securities Act Release
           8809/Financial Reporting Release 76). You can find this release at
           http://www.sec.gov/rules/final/2007/33-8809.pdf.

        ▪ The Commission's release *Commission Guidance Regarding Management's
           Report on Internal Control Over Financial Reporting Under Section 13(a) or
           15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
           8010/Financial Reporting Release 77). You can find this release at
           http://sec.gov/rules/interp/2007/33-8810.pdf.

        ▪ The "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
           http://www.sec.gov/info/smallbus/404guide.shtml.

        Please note that the failure to perform management's assessment adversely affects
        the company's and its shareholders ability to avail themselves of rules and forms
        that are predicated on the current or timely filing of Exchange Act reports. For
        further information regarding these impacts, please see Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Please revise to clarify whether management performed an evaluation of
        disclosure controls and procedures as of December 31, 2007 and state
        management's conclusion on the effectiveness of disclosure controls and
        procedures as of that date. Please note that you should provide a clear and
        unequivocal statement indicating whether disclosure controls and procedures are
        effective or are not effective as of December 31, 2007.

3.   As a related matter, if you believe that disclosure controls and procedures are effective as of December 31, 2007 despite the failure to present management's conclusion on the effectiveness of internal control over financial reporting as of that date, please tell us the factors you considered and highlight for us those factors that support your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Financial Statements

4.   It appears that you disposed all of your substantive operations in 2007. Please tell us whether Canadian GAAP prescribes discontinued operations reporting in the circumstances described in your filing.

Note 11, Convertible Debentures, page 31

5.   This footnote describes borrowings from third parties, including Cornell Capital. Please clarify for us what you mean when you indicate that the debt described in this footnote was "forgiven."   You disclose in Note 1 that debt with ACME Global was forgiven in 2007. Please further explain to us the disposition of the third party notes described in this footnote.

Exhibit 13.1

6.   We see that the Form 20-F does not include a certification under Section 906 of Sarbanes-Oxley signed by your Chief Financial Officer. Please amend to provide currently dated certifications from your Chief Executive Officer and your Chief Financial Officer. Refer to the instructions to Item 19 of Form 20-F and Exchange Act Rule 13a-14(b).

*****

As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions.

Sincerely,

Gary Todd
Senior Review Accountant